FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       ✓    Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ______ No       ✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.
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This Form 6-K consists of:

A press release regarding new board members of JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on August 3, 2009.

JA Solar Announces New Members to its Board of Directors

Shanghai, Aug. 3, 2009 -- JA Solar Holdings Co., Ltd. (Nasdaq: JASO), a leading manufacturer of high-performance solar products, today announced the election of Ms. Hope Ni, Mr. Jiqing Huang and Mr. Jian Xie  to the company’s board of directors. The company also announced the re-election of Mr. Baofang Jin, Mr. Samuel Yang, Mr. Bingyan Ren and Mr. Honghua Xu, and the retirement of Mr. Nai-Yu Pai from the board. Mr. Baofang Jin will now become the new CEO and chairman of JA Solar. Mr. Samuel Yang will become vice chairman of the board of directors, and will continue to be involved in the day-to-day business at JA Solar, reporting to Chairman Jin. The new directors were elected by the shareholders at the company’s 2008 annual meeting held on Aug. 3, 2009 in Shanghai. Ms. Hope Ni, Mr. Honghua Xu and Mr. Jiqing Huang have satisfied the “independence” requirements of the Nasdaq rules and will constitute the company’s audit committee, of which Ms. Hope Ni will be the chairman.

Ms. Hope Ni has served as Chairman of the board of directors for China Fundamental Acquisition Corp. since March 2008.  Ms. Ni currently also serves on the boards of KongZhong Corporation and ATA, Inc. Previously, Ni was chief financial officer and director of Comtech Group Inc., a Nasdaq Select Global Market-listed company that she joined in August 2004. She was also vice chairman of the board of directors of Comtech. Prior to that, Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong, specializing in corporate finance, including active involvement in the initial public offerings and New York Stock Exchange/Nasdaq listings of a number of major global China-based companies. Earlier in her career, Ni worked at Merrill Lynch’s investment banking division in New York. She received her J.D. degree from University of Pennsylvania Law School and her B.S. degree in Applied Economics and Business Management from Cornell University.

Mr. Jiqing Huang has extensive experience in the research and manufacturing of monocrystalline silicon and related products. Mr. Huang currently serves as a committee member at the Academic Committee of Semi-conductive Materials of the Nonferrous Metals Society of China.  From 2001 to 2007, Huang served as chief representative of the Beijing representative office of Space Energy Corporation, where he pioneered the introduction of the TDR-80 monocrystalline puller into China and subsequent modifications to improve its efficiency.  Prior to his engagement at Space Energy Corporation, Huang was director of manufacturing, chief engineer and deputy director of Beijing 605 Factory, as well as general manager of Beijing Mingcheng Optical & Electronic Material Co., Ltd.  Mr. Huang graduated from Nanjing Institute of Technology (now Southeast University) in 1962.

Since joining JA Solar in April 2006, Mr. Jian Xie has served in such capacities as the company's director of corporate finance, director of investor relations, assistant to the chief executive officer and secretary of the board of directors.  Prior to joining JA Solar, Xie worked in the investment banking department of Ping'an Securities Co., Ltd., and as an associate in the investment department at Dogain Holdings Group Co., Ltd.  Mr. Xie received his master's degree in finance from Guanghua School of Management at Peking University in 2004.

“I would like to welcome Ms. Ni, Mr. Huang and Mr. Xie to the JA Solar board of directors,” said Mr. Baofang Jin, CEO and chairman of JA Solar.  “We are eager to benefit from their extensive experience in various professional areas and expect they will further strengthen our board and JA Solar’s corporate governance,” said Mr. Jin.  “We also want to thank Mr. Nai-Yu Pai for his service to JA Solar and wish him well in his future endeavors,” he said.

Mr. Nai-Yu Pai retired from the board upon the expiration of his term of office and decided not to stand for re-election.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "will," "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form F-20 and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar cells. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

Contact:
Deborah Stapleton/Alexis Pascal/Cathryn Johnson
Stapleton Communications
deb@stapleton.com/alexis@stapleton.com/cathryn@stapleton.com
1.650.470.0200

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By:        /s/ Baofang Jin

Name:   Baofang Jin

Title:      Chief Executive Officer

Date: August 3, 2009